BELLEROPHON THERAPEUTICS, Inc.

20 Independence Boulevard, Suite 402

Warren, New Jersey 07059

June 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jason Drory

Re:        Bellerophon Therapeutics, Inc.

Registration Statement on Form S-3

Filed June 2, 2024

File No. 333- 272359 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Bellerophon Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, June 9, 2023, at 4:01 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6732 with any questions regarding this request.

Very truly yours,

BELLEROPHON THERAPEUTICS, INC.

/s/ Peter Fernandes
Peter Fernandes Chief Financial Officer

cc:          Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey Schultz, Esq.